SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(AMENDMENT NO. __)

BioRestorative Therapies, Inc.

(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

090655101

(CUSIP Number)

June 3, 2014

(Date of Event Which Requires Filing of this Statement)

Check appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]	Rule 13d-1(b)
[X]	Rule 13d-1(c)
[ ]	Rule 13d-1(d)

CUSIP NO. 090655101	Page 2 of 7 Pages

1	NAME OF REPORTING PERSON S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Janet Montgomery

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) [ ] (b) [ ]

3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5.	SOLE VOTING POWER 842,857
	6.	SHARED VOTING POWER 1,875,000
	7.	SOLE DISPOSITIVE POWER 842,857
	8.	SHARED DISPOSITIVE POWER 1,875,000
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,717,857
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 11.8%
12	TYPE OF REPORTING PERSON* IN

*SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP NO. 090655101	Page 3 of 7 Pages

1	NAME OF REPORTING PERSON S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Stuart Montgomery

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) [ ] (b) [ ]

3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5.	SOLE VOTING POWER 36,571
	6.	SHARED VOTING POWER 1,875,000
	7.	SOLE DISPOSITIVE POWER 36,571
	8.	SHARED DISPOSITIVE POWER 1,875,000
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,911,571
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 8.5%
12	TYPE OF REPORTING PERSON* IN

*SEE INSTRUCTION BEFORE FILLING OUT!

Item 1(a).	Name of Issuer:

BioRestorative Therapies, Inc.

Item 1(b).	Address of Issuer's Principal Executive Offices:

555 Heritage Drive Jupiter, Florida 33458

Item 2(a).	Name of Person Filing:

This statement is filed by Janet Montgomery and Stuart Montgomery

Item 2(b).	Address of Principal Business Office or, if none, Residence:

2212 Paget Circle Naples, Florida 34112

Item 2(c).	Citizenship:

United States

Item 2(d).	Title of Class of Securities:

Common stock, par value $0.001 per share

Item 2(e).	CUSIP Number:

090655101

Item 3.	Type of Reporting Person:

Not applicable

Item 4.	Ownership.

The percentages used herein are calculated based upon 22,202,276 shares of common stock of the Company outstanding as of May 12, 2014.

1. Janet Montgomery
(a) Amount beneficially owned: 2,717,857 (1)
(b) Percent of class: 11.8%
(c)(i) Sole power to vote or direct the vote: 842,857
(ii) Shared power to vote or direct the vote: 1,875,000
(iii) Sole power to dispose or direct the disposition: 842,857
(iv) Shared power to dispose or direct the disposition: 1,875,000

2. Stuart Montgomery
(a) Amount beneficially owned: 1,911,571 (2)
(b) Percent of class: 8.5%
(c)(i) Sole power to vote or direct the vote: 36,571
(ii) Shared power to vote or direct the vote: 1,875,000
(iii) Sole power to dispose or direct the disposition: 36,571
(iv) Shared power to dispose or direct the disposition: 1,875,000

______________
(1) Includes (i) 30,000 shares of common stock held in a retirement account for the benefit of Janet Montgomery, (ii) 1,625,000 shares of common stock owned jointly with Stuart Montgomery, (iii) 250,000 shares of common stock subject to currently exercisable warrants held jointly with Stuart Montgomery, (iv) 162,857 shares of common stock owned by Vintage Holidays L.L.C. (“Vintage”), of which Janet Montgomery is the manager, and (v) 650,000 shares of common stock subject to currently exercisable warrants held by Vintage.
(2) Includes (i) 34,478 shares of common stock held in a retirement account for the benefit of Stuart Montgomery, (ii) 1,625,000 shares of common stock owned jointly with Janet Montgomery, (iii) 250,000 shares of common stock subject to currently exercisable warrants held jointly with Janet Montgomery.

The filing of this Schedule 13G shall not be deemed an admission that the Reporting Persons are, for purposes of Section 13(d) of the Exchange Act or otherwise, the beneficial owners of any shares of common stock that he or she does not directly own.

Items 5-9.	Not applicable

Item 10.	Certifications:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 1, 2014	/s/ Janet Montgomery
Janet Montgomery

/s/ Stuart Montgomery
Stuart Montgomery

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned agree to the joint filing on behalf of each of them of a Statement on Schedule 13G (including any and all amendments thereto) with respect to the Common Stock, $0.001 par value, of BioRestorative Therapies, Inc., a Nevada corporation, and further agree that this Joint Filing Agreement shall be included as an Exhibit to such joint filings.

The undersigned further agree that each party hereto is responsible for the timely filing of such Statement on Schedule 13G and any amendments thereto, and for the accuracy and completeness of the information concerning such party contained therein; provided, however, that no party is responsible for the accuracy or completeness of the information concerning any other party, unless such party knows or has reason to believe that such information is inaccurate.

This Joint Filing Agreement may be signed in counterparts with the same effect as if the signature on each counterpart were upon the same instrument.

IN WITNESS WHEREOF, the undersigned have executed this Joint Filing Agreement as of August 1, 2014.

/s/ Janet Montgomery
Janet Montgomery

/s/ Stuart Montgomery
Stuart Montgomery